Exhibit 99.1

Date: May 30, 2023

Public Announcement (NASDAQ: IXHL) (ASX: IHL)

World Renowned International Psychedelics Experts Join Clarion Clinics Advisory Board

Highlights:

●	Three world-leading international psychedelics experts join Clarion Clinics Advisory Board.

●	Dr. Bill Richards is among the world’s best known psychedelic researchers and practitioners. His multi-decadal career at the forefront of psychedelic medicine and therapy affords him a well-earned reputation as a world-leading expert in the field.

●	Prof. Matthew Johnson is Professor of Psychiatry and Behavioural Sciences at Johns Hopkins University and one of the world’s most published scientists on the human effects of psychedelic drugs. He is the current President of the International Society for Research on Psychedelics and has a significant media profile.

Dr. Andrea Jungaberle is the Chief Medical Officer of Ovid Clinics in Germany and is the Co-Founder of Mind Foundation. She has conducted and/or supervised psychedelic-assisted psychotherapy in 270+ patients, making her one of the most experienced practitioners in the world in this field.

Melbourne, Australia, May 30th, 2023 – Incannex Healthcare Ltd (Nasdaq: IXHL). (ASX: IHL) (‘Incannex’ or ‘the Company’) a pharmaceutical company developing proprietary drugs which use cannabis as an ingredient for unmet medical needs, psychedelic-assisted psychotherapy protocols and an operator of psychedelic-assisted psychotherapy clinics, is pleased to announce that three of the world’s top psychedelic drug and treatment experts have joined the Advisory Board of Clarion Clinics Group.

Clarion Clinics Group Pty Ltd is a collaborative venture between IHL and three leading Australian psychedelics experts, Dr. Paul Liknaitzky, Prof. Suresh Sundram and Sean O’Carroll, who are co-founders, key executives and directors of the company. Clarion’s first clinic will open its doors to patients in Q3 2023 and the company intends to expand rapidly following the successful operation of the first clinic.

The company is delighted to announce that, in addition to the most experienced psychedelics professionals in Australia taking key executive roles and directorships in the Clarion Clinics Group, three of the world’s most experienced and well-known psychedelics experts have joined its advisory board.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: May 30, 2023

Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Dr. Bill Richards

Bill is the Director of Therapy at Sunstone Therapies, is a psychologist in the Center for Psychedelic and Consciousness Research at the Johns Hopkins School of Medicine, a consultant/trainer at sites of psychedelic research internationally, a teacher in the Program of Psychedelic Therapy and Research at the California Institute of Integral Studies, and also a clinician in private practice in Baltimore.

His involvement with psilocybin research originated in 1963, and from 1967 to 1977 he pursued psychotherapy research with LSD, DPT, MDA and psilocybin at the Maryland Psychiatric Research Center, including protocols designed to investigate the promise of psychedelic substances in the treatment of alcoholism, depression, narcotic addiction and the psychological distress associated with terminal cancer, and also their use in the training of religious and mental-health professionals.

In 1999 at Johns Hopkins, he and Roland Griffiths launched the rebirth of psilocybin research after a 22-year period of dormancy in the United States.

His publications began in 1966 with “Implications of LSD and Experimental Mysticism,” co-authored with Walter Pahnke. His book, Sacred Knowledge: Psychedelics and Religious Experiences was released in English by Columbia University Press in 2016 and has since been translated into multiple additional languages.

Prof. Matthew Johnson

Dr. Matthew W. Johnson, Ph.D., is Professor of Psychiatry and Behavioral Sciences at Johns Hopkins. He is one of the world’s most published scientists on the human effects of psychedelics and has conducted seminal research in the behavioral economics of drug use, addiction, and risk behavior. Dr. Johnson earned his Ph.D. in experimental psychology at the University of Vermont in 2004.

Working with psychedelics since 2004, Dr. Johnson published psychedelic safety guidelines in 2008, helping to resurrect psychedelic research. As Principle Investigator he developed and published the first research on psychedelic treatment of tobacco addiction in 2014. Dr. Johnson and colleagues published the largest study of psilocybin in treating cancer distress in 2016. His 2018 psilocybin abuse liability review recommended placement in Schedule-IV upon potential medical approval. He is Principle Investigator on funded studies investigating psilocybin in the treatment of opioid dependence and PTSD. Beyond psilocybin, in 2011 Dr. Johnson published the first-ever blinded human research showing psychoactive effects of salvinorin A, the active constituent in Salvia divinorum. He also published in 2017 the first data indicating that MDMA pill testing services may reduce harm, specifically by reducing drug consumption of unknown or undesired adulterants.

Dr. Johnson is recognized for his research in behavioral economics, behavioral pharmacology, and behavior analysis. He has conducted seminal and widely cited research applying behavioral economic principles such as delay discounting and demand analysis to decision making within addiction, drug consumption, and risk behavior. This includes research determining delay discounting to be a fundamental behavioral process underlying addiction across drug classes, using economic demand analysis to determine the roles of nicotine and nonpharmacological factors in the abuse liability tobacco and other nicotine products, and using delay discounting, probability discounting, and demand analysis to understand sexual risk including condom non-use in casual sex situations. He conducted the first research administering cocaine to humans in determining that cocaine increases sexual desire and affects sexual decision making. He has conducted similar research administering methamphetamine and alcohol, examining effects on sexual decision making. He has published studies on drugs across nearly all psychoactive classes, including studies of cocaine, methamphetamine, tobacco/nicotine, alcohol, opioids, cannabis, benzodiazepines, psilocybin, dextromethorphan, salvinorin A, GHB, caffeine, and cathinone analogs compounds (so-called “bath salts”).

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 2 | 4

Date: May 30, 2023

Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Dr. Johnson was 2019 President of the Psychopharmacology and Substance Abuse Division of the American Psychological Association, and is current President of the International Society for Research on Psychedelics, an organization he founded with colleagues. He has received continuous NIH funding as Principal Investigator since 2009. He has reviewed for >75 journals and has served as guest editor on two special issues on psychedelics. Dr. Johnson has reviewed grants for NIH, NSF, the US Military, and multiple governments outside of the US. He is a standing member of the Addictions Risks and Mechanisms (ARM) NIH study section. He has provided invited presentations in 13 nations.

Dr. Johnson has been interviewed widely by media about psychedelics and other drugs. These have included interviews by the New York Times, the Washington Post, the Wall Street Journal, the Globe and Mail, the Daily Mail, USA Today, the Chicago Tribune, the San Francisco Chronicle, the Denver Post, the Baltimore Sun, CNN, CBS News, NBC News, the Atlantic, Newsweek, Vanity Fair, Marie Claire, Vogue, Whole Living, the Washingtonian, Scientific American, Nature, Vice, Insider, Inverse, Healthline, and Psychology Today. Dr. Johnson has appeared for interviews on numerous television and radio shows including 60 Minutes, CNN’s Wolf Blitzer Situation Room, Fox Business News’ Kennedy, the Dr. Oz Show, PBS’ Retro Report, Labyrint (television show in the Netherlands), Spectrum News NY1, the BBC World Service, NPR’s Morning Edition, NPR’s Kojo Nnamdi Show, New Zealand Radio, and Newstalk Radio Ireland. Dr. Johnson’s panel discussion with Tim Ferriss at the Milken Institute Global Conference was broadcast on the Tim Ferriss Podcast. Dr. Johnson and his research were featured in an episode of Breakthrough on the National Geographic Channel, produced by Ron Howard, and in Michael Pollan’s best-selling book, How to Change Your Mind.

Dr. Andrea Jungaberle

Andrea Jungaberle serves as the Medical Director of the OVID Clinics in Berlin and is a Co-Founder and Advisory Board Member of the MIND Foundation.

Andrea is a clinical specialist in anaesthesia and emergency medicine, a psychedelic therapist, and currently completing a certification in cognitive behavioural psychotherapy. She is a published author, workshop leader, Yoga teacher, and has participated in several accredited trainings in psychedelic therapy.

She is part of the EPIsoDe study team, using psilocybin-assisted psychotherapy to treat 144 depressive patients and designated local Principal Investigator in Beckley Psytech’s phase IIa study for 5MeO-DMT in treatment resistant depression.

In her role as Medical Director of OVID Clinics, she has conducted and/or supervised more than 1,400 Ketamine applications within a psychedelic-assisted psychotherapy paradigm in 270+ patients.

Dr Paul Liknaitzky: Co-Founder, Director, Chief Strategy Officer, and Chief Scientific Officer, Clarion Clinics Group, said “  ”

Peter Widdows, Incannex Director, said: “I’m delighted and honoured that such esteemed professionals have decided to join the Clarion Clinics team. It’s a testament to the vision that Paul, Suresh and Sean are bringing together to provide this vital service to many people in great need. As Australia is the first country to legalise the use of psychedelic drugs in the treatment on mental illness, the eyes of the world are upon us and having people of this calibre and experience on-board will help us ensure we provide world-leading effective treatments in an ethical and safe way.”

Joel Latham, IHL Managing Director and CEO, said: “When people with the global reputations of Bill, Matthew and Andrea wish to help shape your venture, you know you’ve hit on something special; something which could help improve the lives of millions of people around the world.”

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: May 30, 2023

Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 30 pending patent applications. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information:

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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